The Prudential Series Fund

Gateway Center Three
Fourth Floor

100 Mulberry Street

Newark, New Jersey 07102

February 12, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street., NE
Washington, D.C. 20549

Attention: Sally Samuel

Re:  Registration Statement on Form N-14 of The Prudential Series Fund
(Securities Act File No. 333-164311 and Investment Company Act File No. 811-03623)

Dear Ms. Samuel:

On behalf of The Prudential Series Fund (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the Commission) on February 5, 2010.  Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the Commission on January 12, 2010 pursuant to Rule 488 under the Securities Act of 1933 (the 1933 Act).  The relevant documents will be used in connection with the special meetings (each, a Meeting and collectively, the Meetings) of the beneficial shareholders of SP Mid Cap Growth Portfolio, SP Davis Value Portfolio, and SP Strategic Partners Focused Growth Portfolio (each, a Target Fund and collectively, the Target Funds), each a series of the Registrant, that will be held on March 25, 2010.  At each Meeting, the shareholders of the relevant Target Fund will be asked to approve or disapprove a Plan of Reorganization of the Fund whereby all of the assets of the relevant Target Fund would be acquired, and all of the liabilities of the relevant Target Fund would be assumed, by the corresponding investment portfolio of the Fund listed below (each, an Acquiring Fund and collectively, the Acquiring Funds) in exchange for the Fund’s issuance to the Target Fund and its shareholders of shares of beneficial interest of the Acquiring Fund (each, a Reorganization and collectively, the Reorganizations).

Target Fund	Acquiring Fund
SP Mid Cap Growth Portfolio	SP Prudential U.S. Emerging Growth Portfolio
SP Davis Value Portfolio	Value Portfolio
SP Strategic Partners Focused Growth Portfolio	Jennison Portfolio

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Notice to

Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information (the SAI) being filed with the Commission pursuant to Rule 497 as of the date hereof under the 1933 Act (such filing is referred to herein as the 497 Filing).

1.                                       Comment:  On the cover page of the Prospectus/Proxy Statement and the SAI, please provide the telephone number of the Registrant and the website address where the proxy materials will be posted.

Response:  The requested disclosure has been included in the 497 Filing.

2.                                       Comment:  In certain instances, the Prospectus/Proxy Statement provides that each Target Fund and the corresponding Acquiring Fund have “substantially similar” investment objectives and principal investment strategies and restrictions.  In other instances, the Prospectus/Proxy Statement provides that each Target Fund and the corresponding Acquiring Fund have “comparable” investment objectives and principal investment strategies and restrictions.  Please use consistent terms in comparing the investment objectives and principal investment strategies and restrictions of the Target Funds and the Acquiring Funds.

Response:  The Prospectus/Proxy Statement has been revised throughout to indicate that: (i) the investment objectives of the Mid Cap Growth Portfolio and the Davis Value are substantially similar to the investment objectives of the Emerging Growth Portfolio and the Value Portfolio, respectively; (ii) the investment objectives of the Focused Growth Portfolio and the Jennison Portfolio are identical; and (iii) each Target Fund and the corresponding Acquiring Fund have comparable investment strategies and restrictions.

3.                                       Comment: Where appropriate, please add disclosure throughout the Prospectus/Proxy Statement that more fully describes the principal investments and strategies of the Target Funds and the Acquiring Funds (e.g., explain what a future or an illiquid security is in more detail).

Response:  The requested disclosure has been added to the 497 Filing.

4.                                       Comment: Please add disclosure to the effect that the Emerging Growth Portfolio’s policy of investing at least 80% of the Portfolio’s investable assets in equity securities of small and medium-sized U.S. companies with the potential for above-average growth is a non-fundamental one.

Response:  The requested disclosure has been added to the 497 Filing.

5.                                       Comment: Please add disclosure to the effect that each Target Fund and each Acquiring Fund may not be able to achieve their investment objectives if they invest in derivatives and segregate assets in money market instruments in excess of regulatory requirements.

Response:  The requested disclosure has been added to the 497 Filing.

6.                                       Comment: On pages 37-38 of the N-14 Registration Statement, the narrative text relating to the actual and pro forma payment of investment management fees by the Target Fund and the Acquiring Funds is confusing.  Please review the disclosure and revise accordingly.

Response:  The disclosure relating to the actual and pro forma payment of investment management fees by the Target Fund and the Acquiring Funds has been clarified in the 497 Filing.

7.                                       Comment: Please provide the missing information regarding the number of outstanding shares of each Target Fund and each Acquiring Fund as of the record date.

Response:  The requested information has been added to the 497 Filing.

8.                                       Comment: Please provide the missing information regarding the five percent shareholders of each Target Fund and each Acquiring Fund as of the record date.

Response:  The requested information has been added to the 497 Filing.

9.                                       Comment: Please clarify which documents are being incorporated by reference into the SAI contained in the 497 Filing.

Response:  The requested clarification has been made in the SAI contained in the 497 filing.

10.                                 Comment:  Please confirm supplementally that the brokerage costs expected to be incurred in connection with the repositioning of the investment portfolios of the Acquiring Funds after the Reorganizations will not be material to shareholders.  If such costs are expected to be material to shareholders, please revise the relevant pro forma capitalization tables, pro forma statements of assets and liabilities, and pro forma schedules of investments to reflect such costs.

Response:  The Registrant hereby confirms, as of the date hereof, that it does not expect the brokerage costs to be incurred in connection with the repositioning of the investment portfolios of the Acquiring Funds after the Reorganizations to be material to such shareholders after the Reorganizations.

11.                                 Comment:  With respect to the “Capital Markets” and the “Specialty Retail” sections of the Pro Forma Schedule of Investments for the Mid-Cap Growth-Emerging Growth reorganization, please switch the entries appearing under the column for the Mid-Cap Growth Portfolio with the entries appearing under the column for the Emerging Growth Portfolio.

Response:  The requested changes have been made to the 497 Filing.

12.                                 Comment:  Please confirm the accuracy of the numbers appearing in the “Specialty Retail” section of the Pro Forma Schedule of Investments for the Mid-Cap Growth-Emerging Growth reorganization since those numbers appear to be different from the numbers presented in the Fund’s most recent semi-annual report.

Response:  The Registrant hereby confirms the accuracy of the numbers appearing in the “Specialty Retail” section of the Pro Forma Schedule of Investments for the Mid-Cap Growth-Emerging Growth reorganization.

13.                                 Comment:  Please add a footnote to both Pro Forma Schedules of Investments to the following effect: “As of June 30, 2009, all of the securities held by the Target Fund complied with the investment restrictions and/or compliance policies of the Acquiring Fund.”

Response:  The requested footnote has been added to both Pro Forma Schedules of Investments contained in the 497 Filing.

* * * * *

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in the Amendment in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-3161.  Thank you for your assistance in this matter.

Sincerely yours,

/s/ John P. Schwartz
John P. Schwartz